July 7, 2005

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention: Mr. Donald C. Hunt

RE:	Comtech Group, Inc.
Registration Statement on Form S-1
Filed April 20, 2005
File No. 333-124201

Dear Mr. Hunt:

        On behalf of our client, Comtech Group, Inc. (the “Company”), in connection with its proposed public offering, we are filing amendment no. 4 to the registration statement on Form S-1. The amended registration statement has been marked to indicate changes from amendment no. 3 to the S-1 filed on June 28, 2005.

        The Company has responded to the Staff’s comments dated June 30, 2005 either by revising the original registration statement to comply with the comments, by providing an explanation if the Company has not revised the previous registration statement or by providing supplemental information as requested. In addition to the amendments made in response to the Staff’s comments, the Company has revised the registration statement to clarify its disclosures.

        The Company’s response to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, and the page number references related to the marked version of the enclosed registration statement):

Securities and Exchange Commission

Division of Corporation Finance

July 7, 2005

We depend upon contractual arrangements — page 13

1.        Please clarify what you mean by “general trading with foreign investments” is restricted. Also, does this mean that no PRC business can be publicly traded without contractual relationships like yours?

        Foreign ownership of companies in the PRC engaged in commodity trading businesses (including agency trade, wholesale, retail and franchise operations) is subject to restrictions under PRC laws and regulations, and requires special approval from the PRC Ministry of Commerce, which is time consuming to obtain.

        In order to exercise control over ShenZhen Comtech (a PRC operating company legally permitted to engage in commodity trading business), without direct shareholding by the Company (a U.S.-listed company, and thereby a foreign-invested entity), the Company has adopted the contractual arrangements. In connection with public offerings in the U.S., most companies engaged in Internet and other businesses that are otherwise restricted for foreign investments in China have also developed contractual agreements so as to conduct their desired businesses in China in compliance with PRC laws.

        The disclosure has been expanded to clarify this point.

Our acquisition strategy depends — page 17

2.        Please revise your disclosure to clarify what you mean by the statement “nor can we ensure that our shareholders will be considered PRC residents and they must comply with or register under the relevant regulations …”

        In response to the Staff’s comment, the Company has revised the wording on page 18 to clarify the meaning of the statement noted.

Corporate Structure, page 29

3.        We note your response to comment 8; however, several points remain unclear:

•	Why did you elect to establish separate companies for sales in different geographical locations?

        The Company elected to establish separate companies for sales in Shenzhen, Hong Kong and Shanghai to reflect the geographic base of its customers. Shenzhen Comtech is the Company’s oldest subsidiary and hence sales transactions with most of the Company’s historical customers were booked through this subsidiary. The Company’s principal back office functions are also

Securities and Exhcnage Commission

Division of Corporation Finance

July 7, 2005

based in Shenzhen. Through its Hong Kong subsidiary, the Company is able to coordinate the most efficient transportation and logistics services for its overseas sales and purchases transactions in Hong Kong. The Company’s Shanghai-based subsidiary was acquired in connection with its business development efforts in this important commercial hub, an area where many of the Company’s new and prospective customers, representing a growing percentage of the Company’s revenues over the past year, are located.

•	Why are historical customer relationships within China conducted through one company and new “solutions” conducted through another company?

        As the Company develops more advanced technology, it intends to conduct its new solutions business through Comtech Communication, a new wholly owned foreign subsidiary, or “WOFE.” As a WOFE involved in technology development, Comtech Communication is able to take advantage of various tax incentives granted by the government as outlined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Taxation.”

•	Why have you created new companies for software and storage?

        Comtech Software was established in 2004 to focus on software design and technology for handset and telecom products. Consistent with this focus, the Company is currently applying for a software certificate from the PRC government. UIT was created because storage is a new business of the Company, and the nature of the storage business differs from the Company’s traditional business operations, as well as those of Comtech Software. Hence, UIT’s new operations could not be conducted under the software certificate expected to be received by Comtech Software. The Company notes that the Chinese name of UIT’s operating WOFE has the meaning “storage”, and it believes that a separate entity specializing solely on the storage business will enhance its market profile in this growing industry. The Company also believes that having a separate subsidiary for the new storage will better enable it to monitor the business and evaluate its investment return in this new business.

•	If you created a holding company in the Cayman Islands for “corporate law and a regulatory environment more familiar and friendly to overseas capital market investors,” why would you create another level of holding companies?

        When the group restructuring was undertaken in 2002, one of the original plans was to use Comtech Cayman as the listing vehicle for a possible public

Securities and Exchange Commission

Division of Corporation Finance

July 7, 2005

listing in Hong Kong or elsewhere, although later, as a result of the share exchange transaction, the Maryland company became the publicly listed vehicle. It is a very common practice for PRC and Hong Kong enterprises to have another level of holding companies beneath the holding company to provide greater flexibility to engage in potential acquisitions and financing activities in these two separate geographical areas with distinctly different commercial environments. The current structure also facilitates a better assessment of the operating results of the Company’s business operations in China and Hong Kong.

4.        We note your disclosure in the final bullet point on page 28 that Jeffrey Kang and his wife agreed to apply dividend and other distributions from Shenzhen Comtech to the payments to Comtech China “for valid and valuable consideration.” Please revise your disclosure to clarify what consideration Comtech China will be required to pay to Mr. Kang and his wife in exchange for the payments described in this paragraph.

        Under the contractual arrangements by which the Company exercises control over Shenzhen Comtech, Jeffrey Kang and his wife agreed to apply dividend and other distributions from Shenzhen Comtech to the payments to Comtech China “for valid and valuable consideration” and to the extent permitted by PRC law. This standard contract clause represents a commitment among the contracting parties to effectuate the payment to the extent compliant with law. The parties’ current intention is to provide for legally permitted nominal consideration by Comtech China in exchange for such payment from Jeffrey Kang and his wife, Nan Ji because Jeffrey Kang and Nan Ji agreed to such payment obligation as part of the 2002 reorganization of the group companies through which Jeffrey Kang and Nan Ji received equity in Comtech Cayman which owns Comtech China. The PRC foreign exchange authorities will have discretion to review the adequacy of the consideration to be proposed to be made in the future. The disclosure on page 30 of the prospectus, as well as the risk factor relating to corporate structure on page 18 of the prospectus, have been modified to clarify that PRC foreign exchange authorities have discretion to review the adequacy of any consideration given at a future time in connection with the contractual arrangements.

Liquidity and Capital Resources, page 44

5.        We note your disclosure in the final paragraph on page 45 that Comtech Communication, a PRC company, is “legally permitted to declare and pay dividends.” Please reconcile this with other disclosure in this paragraph, as well as in the risk factors section, which indicates the PRC laws and regulations restrict the ability of your PRC operating companies to pay dividends.

        Comtech Communication, as a wholly owned foreign enterprise, or WOFE, is able to pay dividends — but subject to the conditions described in “Risk Factors — Risks Related to Doing Business in China — PRC laws and our corporate structure may restrict our ability to receive dividends and payments from, and transfer funds to, our PRC operating companies, which may negatively affect our results of operations and restrict our ability to act in response to changing market conditions.” The Company has revised the disclosure to clarify this point.

Securities and Exchange Commission

Division of Corporation Finance

July 7, 2005

Principal and Selling Stockholders, page 68

6.        We note your response to prior comment 17.

•	Tell us how disclosure of a “proportionate interest” as mentioned in footnote 10 is consistent with the rules governing disclosure in the beneficial ownership table.

•	As previously requested, please identify the individuals who beneficially the shares held by Ren Investments.

        In response to the Staff’s comments, Mr. Yang Shi’s name has been deleted from the table, and the footnote relating to Ren Investments has been revised to indicate that voting and investment power over shares of Ren Investments is held by Jeffrey Kang, in his capacity as sole director of Ren Investments.

7.        Please reconcile the number of shares being registered for resale by selling shareholders with the aggregate number of shares being sold in this offering by selling shareholders listed in the table on page 68.

        The Company has modified the “Principal and Selling Shareholders” table to highlight that only Ren Investment International Ltd., Comtech Global Investment Ltd. and Purple Mountain Holding, Ltd. are actual selling shareholders in the offering. We have also added footnotes where appropriate to clarify that share amounts sold in the offering and beneficially owned after the offering represent shares sold or owned by one of the named selling shareholders.

Other Related-Party Transactions, page 71

8.        Please expand your disclosure in response to comment 18 to clarify who paid the consideration for Shanghai E&T, what consideration your affiliates paid for their interest in Shenzhen Comtech and what consideration you paid for your rights in Shenzhen Comtech.

Securities and Exchange Commission

Division of Corporation Finance

July 7, 2005

        In response to the Staff’s comment, with regard to Shanghai E&T, the disclosure has been revised to indicate that it was Shenzhen Comtech that paid the consideration for Shanghai E&T.

        With regard to Shenzhen Comtech, since the contractual arrangement regarding the Company’s interest in Shenzhen Comtech was part of an overall group restructuring undertaken in 2002 to rationalize the Company’s structure under common control in preparation for a possible public listing of the Company’s shares. There was no consideration involved, as Jeffrey and Nan Ji were the owners of Shenzhen Comtech and were also the owners of Comtech China.

Exhibits

9.        We may have further comment when all exhibits are fixed.

        The Staff’s comment is noted. Any remaining exhibits, in particular, the underwriting agreement, will be included with amendment no. 5.

Exhibits 10.10

10.        We note the share purchase and sale obligations discussed in numbered paragraph 5. With a view toward disclosure, please tell us whether any such obligations exist in the event Comtech Broadband Corporation Limited is not listed on Nasdaq, and describe the terms of such obligations.

        Whether or not Comtech Broadband was to become listed on Nasdaq in the future, we would not have any obligation to sell shares of Comtech Broadband to Broadwell Group Inc., nor would Broadwell Group Inc. have any obligation to purchase any shares of Comtech Broadband from us. The disclosure on page 31 has been revised accordingly.

*********************************

        Additionally, in response to comment no. 37 of the Staff’s earlier comment letter, dated May 18, 2005, regarding the intent of the underwriters to engage in electronic roadshows, we inform the Staff that the lead managers in the offering, JMP Securities and C.E. Unterberg, Towbin, have now elected to use Netroadshow for online roadshows. The “Underwriting” section of the prospectus has been revised to add a reference to this fact. We understand that the procedures used by Netroadshow have been provided to and approved by the Staff through several no-action letters, but will provide the Staff with a description of any required information or procedures upon request.

*********************************

Securities and Exchange Commission

Division of Corporation Finance

July 7, 2005

        The Company has commenced a roadshow and the underwriters currently expect to price the offering by mid-July, and hence would appreciate your assistance in providing any further comments as soon as possible. If the Staff has further comments, please kindly fax them to Bob Wray at 1-917-777-5305 (a U.S. fax number).

Sincerely yours,

/s/ Robert G. Wray

Robert G. Wray

Enclosures

cc:	Comtech Group, Inc.
Mr. Jeffrey Kang
Ms. Hope Ni